3/20

04030288

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME U.S Commercial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34669 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dw

DAT : 5/24/03

82-34669

RECEIVED
2004 MAY 20 A 11:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

U.S. COMMERCIAL CORP., S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2003 and 2002
with Report of Independent Auditors

AR/S
12-31-03

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2003 and 2002

Contents

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tel. (55) 5283 13 00
Fax. (55) 5283 13 92

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
U.S. Commercial Corp., S.A. de C.V.

We have audited the accompanying consolidated balance sheets of U.S. Commercial Corp., S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of U.S. Commercial Corp., S.A. de C.V. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Francisco Alvarez

Mexico City
April 20, 2004

70 AÑOS
1934 - 2004

C.P. FAUSTO SANDOVAL AMAYA
JAIME BALMES No. 8 PISO 5
COL. LOS MORALES POLANCO
11510 MEXICO, D.F.
TEL.: 5283-1471

REPORT OF STATUTORY AUDITOR

To the Stockholders of
U.S. Commercial Corp., S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of U.S. Commercial Corp., S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders', Board of Directors' and the Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated April 20, 2004, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company 's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of U.S. Commercial Corp., S.A. de C.V. and subsidiaries at December 31, 2003, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Fausto Sandoval
Statutory Auditor

Mexico City
April 20, 2004

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

	December 31, 2003		December 31, 2002	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	**1,255,911**	Ps.	1,157,528
Investments (Note 4)		**377,193**		1,797,949
Accounts receivable, net (Note 5)		**450,364**		396,935
Inventories, net (Note 6)		**7,891,740**		6,199,834
Prepaid expenses and other current assets		**685,183**		668,108
Total current assets		**10,660,391**		10,220,354
Investments, cost		**13,741**		13,999
Plant, property and equipment, net (Note 7)		**2,531,896**		2,282,898
Goodwill (Note 2g)		**5,108,605**		4,692,234
Other assets, net		**23,660**		76,820
Total assets	Ps.	**18,338,293**	Ps	17,286,305
Liabilities and stockholders' equity				
Current liabilities:				
Suppliers	Ps.	**4,533,619**	Ps.	4,010,788
Other accounts payable and accrued liabilities (Note 8)		**2,615,948**		2,623,595
Accounts payable to affiliates (Note 14)		**24,225**		23,031
Deferred revenue		**153,315**		190,476
Capital lease obligations (Note 16)		**28,584**		40,774
Debt (Note 9)		**277,810**		
Total current liabilities		**7,633,501**		6,888,664
Deferred taxes (Note 17)				7,181
Deferred revenue		**80,674**		122,001
Capital lease obligations (Note 16)		**201,035**		235,531
Debt (Note 9)		**3,391,923**		2,935,265
Total liabilities		**11,307,133**		10,188,642
Stockholders' equity (Note 12):				
Capital stock		**2,441,771**		2,306,782
Premium on subscription of shares		**2,764,639**		1,119,648
Accumulated retained earnings		**881,935**		535,006
Other accumulated comprehensive income Items		**623,108**		613,986
Surplus derived from purchase of minority interest		**319,707**		
Total majority stockholders' equity		**7,031,160**		4,575,422
Minority interest				2,522,241
Total stockholders' equity		**7,031,160**		7,097,663
Total liabilities and stockholders' equity	Ps.	**18,338,293**	Ps.	17,286,305

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2003)

	Year ended December 31, 2003	2002
Net sales	Ps. 42,677,653	Ps. 44,161,651
Cost of sales	33,871,960	34,850,475
Gross profit	8,805,693	9,311,176
Operating expenses:		
Selling, general and administrative expenses	8,318,665	8,212,136
Depreciation (Note 7)	530,777	608,515
Impairment of abandoned facilities (Note 2p)	31,775	77,020
	8,881,217	8,897,671
Operating (loss) income	(75,524)	413,505
Comprehensive financing income:		
Interest income	48,063	79,255
Interest expense	(211,258)	(264,904)
Realized gain on sale of marketable securities, net	307,197	247,804
Unrealized gain (loss) on marketable securities, net	252,147	(151,304)
Exchange gain, net	47,295	168,124
Net monetary position gain	98,485	94,455
	541,929	173,430
Other income, net	1,890	4,080
Income before income tax and asset tax, discontinued operations and cumulative effect of accounting changes	468,295	591,015
Provisions for:		
Income tax	(22,488)	(71,876)
Asset tax		(85,894)
Deferred income tax	6,480	(43,910)
	(16,008)	(201,680)
Income before discontinued operations and cumulative effect of accounting changes	452,287	389,335
Loss from discontinued operations (Note 13)	(31,597)	(17,273)
Effect of new accounting changes in subsidiary (Note 2g and j)	(24,920)	(4,891,662)
Net income (loss) for the year	395,770	(4,519,600)
Distribution of net income (loss):		
Majority interest	482,127	(2,254,950)
Minority interest	(86,357)	(2,264,650)
Net income (loss)	Ps. 395,770	Ps(4,519,600)
Weighted average number of common shares outstanding (in thousands)	917,934	910,225
Majority net gain (loss) per common share	Ps. 0.53	Ps (2.47)
Loss per share from discontinued operations	Ps.(0.03)	Ps.(0.02)
Loss per share from new accounting changes in subsidiary	Ps.(0.03)	Ps.(5.37)

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

	Capital stock										
	Historical	Restatement	Authorized but *not paid-in*	Premium on *sale of shares*	Surplus derived from purchase of minority *interest*	Reserve for purchase of Company's *own shares*	Retained earnings (accumulated deficit)	Other accumulated comprehensive income items	Minority interest	Comprehensive (loss) income	Total stockholders' equity
Balance at December 31, 2001	Ps. 340,073	Ps. 1,589,540	Ps.(9,199)	Ps. 613,661		Ps. 792,357	Ps. 2,219,313	Ps. 669,738	Ps. 5,996,263		Ps. 12,211,746
Effect of merger	52,247	364,340		505,987			56,791	(5,719)			973,646
Increase in the reserve for purchase of Company's own shares						858,555	(858,555)				
Purchase of Company's own shares	(28,464)	(1,755)				(278,505)					(308,724)
Comprehensive income:											
Net consolidated loss for the year							(2,254,950)		(2,264,650)	Ps.(4,519,600)	(4,519,600)
Other comprehensive income items:											
Effects of translation								(50,033)	(1,209,372)	(1,259,405)	(1,259,405)
Comprehensive loss										Ps.(5,779,005)	
Balance at December 31, 2002	363,856	1,952,125	(9,199)	1,119,648	-	1,372,407	(837,401)	613,986	2,522,241		7,097,663
Cancellation of the reserve for purchase of Company's own shares						(1,372,407)	1,372,407				
Purchase of Company's own shares	(12,382)	(202)					(135,198)				(147,782)
Comprehensive income:											
Net consolidated income for the year							482,127		(86,357)	Ps. 395,770	395,770
Other comprehensive income items:											
Effects of translation								9,122	(323,613)	(314,491)	(314,491)
Comprehensive loss										Ps. 81,279	
Increase in capital stock and purchase of minority interest	147,573			1,644,991	Ps. 319,707				(2,112,271)		
Balance at December 31, 2003	Ps. 499,047	Ps. 1,951,923	Ps.(9,199)	Ps. 2,764,639	Ps. 319,707	Ps. -	Ps. 881,935	Ps. 623,108	Ps. -		Ps. 7,031,160

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

	Year ended December 31, 2003	2002
Operating activities		
Net income (loss)	Ps. **395,770**	Ps.(4,519,600)
Loss from discontinued operation	**31,597**	17,273
Cumulative effect of new accounting changes in subsidiary	**24,920**	4,891,662
Deduct items not requiring the use of resources:		
Depreciation	**530,777**	608,515
Impairment of abandoned facilities	**31,775**	77,020
Deferred taxes	**(6,480)**	43,910
Net resources obtained in results of operations	**1,008,359**	1,118,780
Net changes in working capital, except treasury items	**(1,391,251)**	(471,818)
Net cash (used in) provided by operating activities	**(382,892)**	646,962
Financing activities		
New loans	**10,116,299**	9,910,773
Repayment of loans	**(10,057,602)**	(11,002,357)
Effect of variance in debt expressed in constant pesos	**(32,928)**	(90,740)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	**(147,782)**	(308,724)
Capital contribution and stock premiums	**1,792,564**	
Surplus derived from purchase of minority interest	**319,707**	
Effect of merger		973,646
Net cash provided by (used in) financing activities	**1,990,258**	(517,402)
Investing activities:		
Payment for purchase of Good Guys, net of cash acquired	**(488,901)**	
Minority interest acquisition	**(2,112,271)**	
Additions to property and equipment, net of retirements	**(381,727)**	(448,543)
Investments	**1,420,756**	(1,797,616)
Other assets	**53,160**	(28,842)
Net cash used in investing activities	**(1,508,983)**	(2,275,001)
Net increase (decrease) in cash and cash equivalents	**98,383**	(2,145,441)
Cash and cash equivalents at beginning of year	**1,157,528**	3,302,969
Cash and cash equivalents at end of year	Ps. **1,255,911**	Ps. 1,157,528

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Notes to Financial Statements

(Thousands of Mexican pesos with purchasing power
at December 31, 2003)

1. Description of the Business

a) Operations

U.S. Commercial Corp., S.A. de C.V. (U.S. Commercial Corp or the Company) at December 31, 2003 owns all of the shares of Commercial LLC and CompU LLC, respectively, which, in turn, owns 63.7% and 36.3% of the shares of CompUSA, and subsidiaries (CompUSA).

Through October 2003, Commercial LLC owned 51% of the shares of CompUSA. In November 2003, Commercial LLC contributed capital of US$125 million in cash, increasing its interest in CompUSA to 63.7%. As a result, the equity interest of CompU LLC (formerly America Móvil Communications LLC) in CompUSA decreased from 49% to the 36.3%.

On December 23, 2003, Sercotel, S.A. de C.V (Sercotel) sold its 100% interest in CompU LLC to the Company in exchange for cash of Ps. 180,676 and a 29.7% interest in U.S. Commercial Corp. Since a common stockholder indirectly controls the Company, Sercotel and CompU LLC, the surplus generated from acquisition was recorded in stockholders' equity as a surplus derived from purchase of minority interest.

CompUSA is primarily engaged in operating stores specializing in personal computers, software, accessories and related services in the United States of America and Puerto Rico.

b) Merger with Tenedora U.S.

Through July 30, 2002, U.S. Commercial Corp. owned 79.51% of the shares of Tenedora U.S., S.A. de C.V. (Tenedora US), which, in turn, owned all of the shares of Commercial LLC.

In an extraordinary stockholders' meeting held on July 30, 2002, it was decided to merge Tenedora U.S. into U.S. Commercial Corp, the surviving company. The effective date of the merger was August 1, 2002.

2. Accounting Policies and Practices

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the statements of U.S. Commercial Corp., S.A. de C.V. and its subsidiaries.

2. Accounting Policies and Practices (continued)

a) Consolidation (continued)

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. In 2003, the minority interest represented the equity interest of América Móvil, S.A. de C.V. through its subsidiary Sercotel in CompUSA.

b) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2003.

The inflation rates in the countries where the Company operates were as follows:

	%	
	2003	2002
United States of America	**1.88**	2.38
Mexico	**3.98**	5.70

The financial statements have been restated to Mexican pesos with purchasing power at December 31, 2003 as follows:

Inventories are stated at replacement cost, not in excess of market value.

Property and equipment are originally recorded at cost or market value at the date of acquisition and then restated using the inflation rate of the country of origin. Depreciation is computed on the restated value of the related assets based on their estimated useful lives as follows:

Furniture, fixtures and equipment	3 to 10 years
Leasehold improvements and property or equipment under capital lease	Lesser of the estimated useful life of the asset or over the term of the lease, generally 10 to 15 years

Capital stock and retained earnings of US Commercial Corp were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) from the time capital contributions were made and earnings were generated.

Revenues and expenses which affect or are derived from a monetary item, are restated from the month the transaction occurred through the latest balance sheet date, based on inflation factors in the country of origin.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

2. Accounting Policies and Practices (continued)

b) Recognition of the effects of inflation (continued)

Costs, expenses and revenues which are derived from non-monetary items are restated at the balance sheet date based on the non-monetary asset that was used or sold.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations under the caption Comprehensive financing income.

Other accumulated comprehensive (loss) income items included in the statement of changes in stockholders' equity consist basically of the effect of translation.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position*, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, unrealized monetary and foreign exchange gains and losses are not included in the determination of resources provided by operating activities.

c) Basis of translation of financial statements of foreign subsidiaries

The financial statements of the foreign subsidiaries, located in the United States, which in the aggregate accounts for 100% of consolidated net sales, and approximately 99% and 93% of total assets in 2003 and 2002, respectively, have been translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the MIPA, as follows:

- The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among other, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of USA.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of operations accounts were translated at the exchange rate at the end of the reporting period.

- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of operations.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

2. Accounting Policies and Practices (continued)

c) Basis of translation of financial statements of foreign subsidiaries (continued)

At December 31, 2003 and 2002, the translation loss aggregated Ps.314,491 and Ps.1,259,405, respectively. The related amounts are included in stockholders' equity under the caption Other accumulated comprehensive income items.

The Company's financial statements at December 31, 2002 were restated to constant pesos as of December 31, 2003 based on Mexican accounting Bulletin B-15.

d) Cash and cash equivalents

Cash and cash equivalents are represented principally by cash on hand in stores, deposits in banks, and short-term investments with original maturities of three months or less (includes credit card payments, net of commission charged). Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

e) Accounts receivable

Trade accounts receivable primarily represent amounts due from customers related to the sale of CompUSA's products and services. Such receivables are generally due from a diverse group of corporate, government, and education customers located throughout the United States and, accordingly, do not include any specific concentrations of credit risk. Accounts receivable also include warranty-related receivables (amounts due from insurers of customer warranty claims).

The allowance for doubtful accounts is based on a number of factors, including loss experience of the Company, review of specific account balances, and business and economic conditions. The allowance is based on estimates, and actual losses may differ if future events vary substantially. The Company charges off specific, uncollectible customer receivables to the allowance for doubtful accounts when collection efforts cease.

CompUSA has an arrangement with a financial services company (the Issuer) whereby the Issuer manages CompUSA's private label credit card programs. The credit card accounts and receivables generated thereby are owned by the issuer. Under the terms of the agreement, the Issuer charges CompUSA a fee to cover the Issuer's cost of providing credit and collecting the receivables, which are non-recourse to CompUSA.

f) Investments

Investments include fixed maturities and equity securities. Fixed maturities include corporate and governmental bonds, which accrue interest based on the stated interest rate. Accrual of interest income is suspended on fixed maturities that are in default or on which it is likely that future interest payments will not be made as scheduled. Equity securities include common stock.

(Thousands of Mexican pesos with purchasing power

2. Accounting Policies and Practices (continued)

f) Investments (continued)

All marketable securities are considered by management as "trading securities" and are reported at fair value based on quoted market prices. Net unrealized gains are included in Other income. Realized gains (losses) on sales of investments are included in other income based on a specifically identified cost basis.

Investments in less than 10% owned affiliates are accounted for on the cost method.

g) Goodwill

Goodwill represents the excess purchase price over the fair value of the net assets of acquired subsidiaries and affiliates at the purchase date.

Effective December 30, 2001, CompUSA adopted Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite life be reviewed for impairment upon adoption and annually thereafter. Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

In 2002 CompUSA used a discounted cash-flow model to determine fair value of the Company as of December 2002 and determined that an impairment charge was required. The cumulative effect adjustment amounted to US$410 million (equal to Ps.4,891,662), related to the impairment of goodwill, as a result of adopting the provisions of SFAS No.142.

In 2003, the fair value of CompUSA as estimated by the Company, exceeded the carrying value of the net assets. Therefore, no goodwill impairment was recorded. In December 2003, CompUSA recorded US$37.0 million (equal to $416,371) of goodwill as a result of its acquisition of Good Guys (Note 3).

Changes to goodwill and other intangibles during 2003 and 2002 are as follows:

	2003	2002
Balance at beginning of the year	**Ps. 4,692,234**	Ps. 9,749,552
Acquisition of Good Guys	**416,371**	-
Write-off of goodwill recognized in cumulative effect adjustment	-	(4,891,662)
Utilization of acquired NOL	-	(165,656)
Balance at end of the year	**Ps 5,108,605**	Ps. 4,692,234

2. Accounting Policies and Practices (continued)

g) Goodwill (continued)

In Mexico

In conformity with Mexican accounting Bulletin B-10, when there are indications that restated values of non-monetary assets exceed the recovery value of such assets, the latter is to be considered, with the difference being charged to operation. The goodwill impairment adjustment recognized by CompUSA in 2002 was similar to the amount determined under Bulletin B-10.

h) Income tax

The Company recognizes deferred taxes, on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements, in conformity with Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the MIPA.

i) Revenue Recognition

The Company recognizes revenues from the sale of merchandise when the customer takes possession of the merchandise or at the time of shipment when delivery is required. The Company maintains an allowance for sales returns based on historical return rates. As to training and technical service sales, the Company recognizes revenues upon delivery of services to the customer. Gift card revenue is recognized when redeemed.

CompUSA sells extended service plans (Non-Obligor Contracts) on behalf of an unrelated third party (the Warrantor) and, to a lesser extent, sells its own extended service plans (Obligor Contracts) in those states in which third-party service plans are not permitted.

CompUSA recognizes revenues and direct selling expenses (consisting primarily of a lump-sum payment due to the third party at the time of sale and sales commission), ratably over the terms of the Obligor Contracts sold (generally one to four years). For Obligor Contracts, direct selling expenses are recognized as cost of sales. The Company recognizes revenue on the sale of Non-Obligor Contracts at the time of sale and reports this amount net of direct selling expenses in net sales. Merchandise presented to CompUSA for servicing under extended service plans is repaired by CompUSA on behalf of the Warrantor, and revenues are recognized upon completion of performance of these services.

In addition, CompUSA defers revenue for advance payments from customers for training services. Revenues are recognized upon completion of performance of these services by CompUSA.

(Thousands of Mexican pesos with purchasing power

2. Accounting Policies and Practices (continued)

i) Revenue Recognition (continued)

Combined revenues related to training, technical service sales, and extended service plans represent less than 10% of total revenues for both the years ended December 31, 2003 and 2002.

j) Vendor Rebates and Allowances

The Company receives periodic payments or discounts from vendors that represent cooperative advertising and market development or promotional funds. All vendor funds are supported by signed agreements with the vendors. Prior to 2003, the Company generally deferred such payments and recorded funds received from vendors as a reduction of advertising expense.

In 2003, the Company changed its method of accounting for vendor funds, such funds are now considered a reduction in the price of a vendor's product and recognized as a reduction of cost of sales when the product is sold. As a result of the accounting change, the Company has recorded a charge of approximately US$2.2 million (equal to Ps.24,920).

k) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

l) Earnings per share

The Company determined earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, Earnings per share, issued by the MIPA. To determine the average weighted number of shares issued and outstanding in 2003 and 2002, the number of shares held by the Company have been excluded from the computation.

The loss per share from discontinued operations, and the loss per share derived from new accounting requirement, were all determined by dividing the related amounts by the respective number of shares, as specified in the preceding paragraph.

(Thousands of Mexican pesos with purchasing power

2. Accounting Policies and Practices (continued)

m) Comprehensive loss

In conformity with Bulletin B-4, *Comprehensive Income,* issued by the MIPA, the comprehensive loss in U.S. Commercial Corp, consists of the current year net income (loss) shown in the statement of operations plus the current year effects of translation of foreign entities.

n) Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expense for the years ended December 31, 2003 and 2002, net of reimbursements from suppliers, aggregated US$68.5 million and US$64.2 million (equal to Ps.769,666 and Ps.734,889), respectively.

o) Preopening Costs

Costs incurred prior to the date that new stores commence operations are expensed in the period incurred.

p) Reserve for Closed Facilities

CompUSA maintains a reserve for future rental obligations, carrying costs, and other closing costs related to closed facilities, primarily closed and relocated stores.

Reserves for facility closures are recorded when management has committed to closing or relocating a store and are calculated as the lesser of either future rental obligations remaining under the lease (less estimated sublease rental income) or the early lease termination fee. The carrying values of long-lived assets for stores identified for closure are depreciated at an accelerated rate until the store is closed. At December 31, 2003 and 2002, reserves for closed facilities totaled US$22.9 million and US$15.1 million (equal to Ps.257,304 and Ps.173,363), respectively, included under the caption Other accounts payable and accrued liabilities. The determination of the reserves is dependent on management's ability to make reasonable estimates of costs to be incurred post-closure and of sublease rental income to be received from subleases. The reserves could vary materially if market conditions were to vary significantly from management's assumptions.

In 2003 and 2002, CompUSA recorded a charge of US$2.8 million and US$5.9 million, respectively (equal to Ps.31,775 and Ps.77,020), related to a corporate facility abandoned in 2000. The facility's future rent obligations had been substantially offset by sublease income until the loss of a major tenant of the facility at the end of 2002. The impairment charge relates to future rent and other expenses to the extent that such amounts exceed estimated future sublease rental income.

(Thousands of Mexican pesos with purchasing power

2. Accounting Policies and Practices (continued)

p) Reserve for Closed Facilities (continued)

CompUSA assumed store reserves of approximately US$8.9 million (equal to Ps.99,978) as a result of its acquisition of Good Guys. These reserves relate to future lease obligations associated with Good Guys' closed store locations.

The following is a detail of account activity related to closed facilities recorded in other accrued liabilities:

	2003	2002
Balance at beginning of fiscal year	Ps. 173,363	Ps. 122,470
Additions charged to costs and expenses	65,997	83,173
Liability assumed for closed Good Guys' store locations	99,978	-
Payment of rental obligations	(82,034)	(32,280)
Balance at end of fiscal year	Ps. 257,304	Ps. 173,363

q) Reclassifications

Certain amounts shown in the 2002 financial statements as originally issued have been reclassified for uniformity of presentation with 2003.

r) Recent pronouncements

In March 2003, the MIPA issued Bulletin C-15, Accounting for the Impairment or Disposal of Long-Lived Assets, the observance of which is compulsory for fiscal years beginning on or after January 1, 2004. Bulletin C-15 defines the rules for the computation and recognition of asset impairment losses and their reversal, as well as for the presentation and disclosure of both assets whose values have been impaired and of discontinued operations. Management does not believe the adoption of this new accounting requirement on January 1, 2004 will have a material effect on the Company's financial position or on its results of operations.

3. Acquisition of Good Guys

On December 19, 2003, CompUSA acquired all the outstanding shares of Good Guys, Inc. for a total cash consideration of US$58.4 million (equal to Ps. 656,182). CompUSA's acquisition of Good Guys was financed with proceeds from the issuance of shares of CompUSA common stock to Commercial LLC (see Note 1). The results of Good Guys have been included in the consolidated financial statements from the date of acquisition through December 31, 2003.

As a result of the acquisition CompUSA recorded US$37.0 million of goodwill (equal to Ps. 416,371).

3. Acquisition of Good Guys (continued)

The following is a summary of the estimated fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

		Thousands of US dollars at the date of the acquisition
Total assets acquired:		
Inventories	US$	131,770
Cash		14,907
Accounts receivable and other assets		5,184
Property and equipment		35,435
		187,296
Total liabilities assumed:		
Accounts payable and accrued liabilities		(102,846)
Notes payable		(58,074)
Notes payable to the Company		(5,000)
Estimated fair value of net assets acquired		21,376
Goodwill		37,044
Total consideration	US$	58,420

The company's purchase price allocation is preliminary and subject to further refinement.

4. Investments

An analysis of the Company's investments at December 31, 2003 and 2002 is as follows:

		2003 Fair value		2002 Fair value
Fixed maturities:				
Government bonds:				
Ecuador, interest rates ranging from 6% to 12%			Ps	260,989
Brazil, 8% interest rate				47,035
México, interest rate of 4.7%	Ps.	45,956		344,300
Corporate bonds:				
MCI Worldcom, interest has been suspended due to default by issuer		331,237		263,278
Saks Inc., interest rates ranging from 8.2% to 9.9%		-		97,950
Gap Inc.		-		49,908
Equity securities:				
Circuit City		-		734,489
Total investments	Ps.	377,193	Ps.	1,797,949

(Thousands of Mexican pesos with purchasing power

4. Investments

MCI, Inc (previously Worldcom, Inc.) (MCI), a company that provides telecommunications services in the U.S.A., has sought U.S. Chapter 11 bankruptcy protection. On October 31, 2003, the U.S. Bankruptcy Court approved MCI's business reorganization plan. In conformity with such plan, the Company expects to receive MCI common shares in exchange for the bonds. The number of shares to be received depends on several factors, including the total amount of valid claims and options exercised by other MCI creditors.

5. Accounts Receivable

Accounts receivable consist of the following:

	2003	2002
Trade accounts receivable	**Ps. 251,630**	Ps. 225,686
Warranty-related receivables	**192,911**	112,157
Other accounts receivable	**25,812**	34,158
Recoverable taxes		51,880
	470,353	423,881
Less:		
Reserve for doubtful accounts	**(19,989)**	(26,946)
Total	**Ps. 450,364**	Ps. 396,935

The Company's bad debt expense was approximately US$0.7 million for 2003 and US$0.3 million for 2002 (equal to Ps.7,865 and Ps.3,434, respectively), and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6. Inventories

An analysis is as follows:

	2003	2002
Finished product	**Ps. 8,113,988**	Ps. 6,344,969
Merchandise in transit	**202,035**	234,158
	8,316,023	6,579,127
Less:		
Reserve for obsolete inventory	**(424,283)**	(379,293)
	Ps. 7,891,740	Ps. 6,199,834

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

7. Property and Equipment

a) An analysis is as follows:

	2003	2002
Furniture and fixtures	Ps. 2,950,859	Ps. 2,675,992
Leasehold improvements	1,344,360	968,052
Capital leases	260,552	286,263
	4,555,771	3,930,307
Less: Accumulated depreciation	(2,044,853)	(1,656,349)
	2,510,918	2,273,958
Construction in progress	20,978	8,940
	Ps. 2,531,896	Ps. 2,282,898

b) Depreciation expense for the years ended December 31, 2003 and 2002 was approximately US$47.1 million and US$53.1 million (equal to Ps.530,777 and Ps.608,515), respectively.

c) During fiscal 2002, CompUSA sold the land and buildings of the four Company-owned Computer Superstore locations to various buyers for US$ 18.2 million (equal to Ps. 208,333) and subsequently leased those locations back from the buyer. For three of the locations, the transaction resulted in a net gain of approximately US$ 3.3 million (equal to Ps. 37,774) that is being deferred and amortized over the related lease life. CompUSA recorded the leases as capital leases and, accordingly, capitalized the net present value of the future lease payments in the amount of US$ 17.3 million (equal to Ps. 198,030) with an equal amount recorded as an offsetting capital lease liability. The capital lease assets are being amortized over the term of the lease.

8. Other accounts payable and accrued liabilities

As of December 31, 2003, movements in provisions are as follows:

	Balance as of December 31, 2002	Additions	Payments	Balance as of December 31, 2003
Accrued salaries and benefits	Ps. 452,724	2,507,031	(2,363,852)	Ps. 595,903
Accrued taxes	450,327	3,207,553	(3,117,518)	540,362
Reserve for closed facilities	173,363	165,975	(82,034)	257,304
Other accrued liabilities	1,547,181	6,313,491	(6,638,293)	1,222,379
	Ps. 2,623,595	12,194,050	(12,201,697)	Ps. 2,615,948

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Debt

At December 31, 2003 and 2002, the Company's debt is as follows:

		2003		2002
Revolving line of credit, secured by inventory and receivables, weighted-average interest of 3.8%, due January 2007	Ps.	**1,269,443**	Ps.	432,692
Subordinated revolving line of credit with affiliate, unsecured, weighted-average interest of 3.74%, due March 2006		**1,011,240**		1,087,453
Subordinated note payable to affiliate, unsecured, interest of 5.00%, due November 2006		**1,389,050**		1,415,120
		3,669,733		2,935,265
Less current portion		**277,810**		-
Total long-term debt	Ps.	**3,391,923**	Ps.	2,935,265

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2003, are as follows:

2004	Ps.	277,810
2005		555,620
2006		1,566,860
2007		1,269,443
Thereafter		-
	Ps.	3,669,733

On August, 2002 CompUSA entered into a 41-month secured revolving credit agreement with a consortium of banks and financial institutions. On December 19, 2003 this agreement was amended to provide for borrowings and letters of credit up to the maximum of US$500 million (equal to Ps.5,618,000), and the agreement was extended an additional year to January 2007. The revolving credit facility is secured by CompUSA's inventory and accounts receivable and provides for letters of credit and borrowings at the bank's base rate or LIBOR plus 1.2% to 2.50%, depending on CompUSA's availability. The credit agreement is subject to a borrowing base that is determined based on CompUSA's eligible accounts receivable, credit card receivables, inventories, and compliance with financial covenants, as defined by the credit agreement. Among other restrictions, the credit agreement requires CompUSA to maintain a defined minimum availability and limits subordinated debt, as defined, to US$378.6 million (equal to Ps.4,253,950). At December 31, 2003, subordinated debt was approximately US$213.6 million (equal to Ps.2,400,290). The borrowing base as of December 31, 2003, was approximately US$449.6 million with available credit of approximately US$336.6 million.

(Thousands of Mexican pesos with purchasing power

9. Debt (continued)

The Company had approximately US$113.0 million (equal to Ps. 1,269,443) outstanding on the Credit Agreement as of December 31, 2003. The Company also had approximately US$39.6 million (equal to Ps.444,946) of outstanding letters of credit as of December 31, 2003, used primarily for certain trade payables. Interest expense for the credit agreement was approximately US$3.8 million and US$5.5 million for fiscal periods 2003 and 2002, respectively (equal to Ps.42,697 and Ps.62,957). CompUSA was in compliance with all covenants at December 31, 2003.

On August 24, 2000, CompUSA also entered into a three-year, US$150 million (equal to Ps.1,685,400) revolving unsecured credit facility with Banco Inbursa, an affiliate of the Company's principal shareholder, at a rate determined by short-term promissory note renewals. As of December 31, 2003, the Company had approximately US$90 million outstanding on this credit facility (equal to Ps.1,011,240) and US$15 million of outstanding letters of credit (equal to Ps.168,540). The Company had US$45 million (equal to Ps.505,620) available for future borrowings under this facility. Interest expense for the Banco Inbursa credit facility was approximately US$3.1 million and US$5.5 million for 2003 and 2002, respectively (equal to Ps.34,831 and Ps.62,958, respectively).

In June 2001, CompUSA borrowed funds from Banco Inbursa, an affiliate. The subordinate note payable to affiliate is approximately US$123.6 million (equal to Ps.1,389,050) at an interest rate equal to a revolving 90-day LIBOR plus 3.25%. The first principal payment is due August 2004. Interest expense for the subordinated note payable was approximately US$5.9 million and US$6.7 million for 2003 and 2002, respectively (equal to Ps.66,292 and Ps.76,671).

10. Marketing Agreement

Effective April 25, 2001, CompUSA entered into a marketing agreement with an Internet provider under which CompUSA is marketing memberships for the provider's services at CompUSA retail locations. Under this agreement, CompUSA received US$24 million as an upfront payment, of which US$10 million was designated as an advance for commissions on the sale of memberships. The US$10 million was recorded as revenue as CompUSA sold memberships, according to the provisions of the agreement. As of the end of 2003, the US$10 million was fully earned. The remaining US$14 million of the upfront payment was recorded as deferred revenue and is being amortized on a straight-line basis into income over the life of the agreement, which is five years. The Company recognized approximately US$2.8 million (equal to Ps.32,051) of deferred revenue in both 2003 and 2002.

(Thousands of Mexican pesos with purchasing power

11. Labor Obligations

In Mexico

US Commercial Corp. has no employees and, consequently, has no labor obligations or obligations related to Mexican labor law.

In the U.S.

CompUSA sponsors a defined contribution profit-sharing plan (the 401(k) Plan) covering employees of CompUSA and its subsidiaries who are at least 21 years of age. Eligible employees may become participants as of the first day of the next calendar quarter after their hire date.

Contributions to both the 401(k) Plan and the deferred compensation plan consist of employee pretax contributions determined as a percentage of each participating employee's compensation and CompUSA's matching contributions up to a specified limit. CompUSA may make additional contributions to either or both plans at the discretion of the CompUSA's Board of Directors (the Board). CompUSA's expense for contributions to the 401(k) Plan and the deferred compensation plan aggregated approximately US$1.4 million and US$1.5 million for 2003 and 2002, respectively (equal to Ps.15,730 and Ps.17,169, respectively).

In May 2003, the Company terminated a CompUSA-sponsored deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. Upon termination, plan assets of approximately US$4.1 million (equal to Ps.46,068) were liquidated, and the proceeds were distributed to the plan participants.

12. Stockholders' Equity

a) An analysis of the capital stock at December 31, 2003 and 2002 is as follows:

	2003	2002
	Number of shares	
Series B-1 shares representing fixed capital stock with no withdrawal right	**1,474,115,267**	1,026,583,810
Treasury shares	**(24,750,000)**	(24,750,000)
Unsubscribed shares not paid in	**(62,033,837)**	
Repurchased treasury shares	**(107,728,795)**	(75,318,768)
Total shares issued and outstanding	**1,279,602,635**	926,515,042

b) In an extraordinary stockholders' meeting held on December 1, 2003, it was decided to increase the fixed portion of capital by Ps. 171,321 (historical amount) by issuing 447,531,457 new series B-1 common registered shares with no par value, of which 385,497,620 shares for Ps. 147,573 were paid in and the remaining 62,033,837 for Ps. 23,748 have yet to be subscribed.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

12. Stockholders' Equity (continued)

c) In conformity with the Mexican Securities Trading Act, companies are no longer required to set up a reserve for the re-purchase of their own shares. Such shares are charged directly to stockholders' equity. Shares re-purchased during 2002 were charged to the reserve for the re-purchase of the Company's own shares.

d) At December 31, 2003, the balance of the reserve for the repurchase of the Company's own shares was reversed. The balance of such reserve at December 31, 2002 was Ps. 1,372,407 (Ps. 1,237,625 nominal amount).

e) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

13. Discontinued Operations

The Company closed three concept stores, which operated under the Cozone brand name. The Cozone stores were relatively small-scale stores, which marketed a higher-end product line in high traffic store locations. The stores were closed due to unprofitable operating results and the Company's focus on the introduction of its expanded consumer electronics products in its Superstore locations.

Effective in the second quarter of 2003, these stores are reflected as a discontinued operation. All prior periods have been restated accordingly. The assets and liabilities of Cozone are not significant. Summary operating results for the discontinued Cozone operations follow:

	2003	2002
Net sales from discontinued operations	**Ps. 21,236**	Ps. 76,557
Loss from discontinued operations, before income tax benefit	**(31,597)**	(27,644)
Income tax benefit of a discontinued operation	**-**	10,371
Loss from discontinued operations	**Ps.(31,597)**	Ps.(17,273)

14. Related Party Transactions

CompUSA purchases call center services from The Telvista Company (TTC), an affiliate under common control of certain shareholders. CompUSA believes these purchases are at values as favorable as those which could be obtained from an unrelated third party. Purchases for 2003 and 2002 were approximately US$16.9 million and US$23.5 million, respectively (equal to Ps.189,888 and Ps.269,002). Additionally, CompUSA performs certain administrative functions for TTC. For 2003 and 2002, the Company incurred and billed US$1.3 million and US$5.0 million, respectively (equal to Ps.14,609 and Ps.57,234), of expenses related to these services to TTC. Net accounts payable to TTC was approximately US$2.2 million and US$2.1 million at December 31, 2003 and 2002, respectively (equal to Ps.24,225 and Ps.23,031).

There are no agreements outside of the normal course of business between TTC and CompUSA, nor are there any guarantees on behalf of either party.

In the ordinary course of business, CompUSA sells products and services to other affiliates of the Company at prices that equate to amounts charged to its major customers. For 2003 and 2002, CompUSA's revenues from affiliates were insignificant. Accounts receivable from these affiliates are approximately US$133 and US$125, (thousands) at December 31, 2003 and 2002, respectively (equal to Ps.1,494 and Ps.1,431).

The Company has recorded borrowings of US$214 million from Banco Inbursa, an affiliate (see Note 9).

Good Guys owns 20% of the common stock of goodguys.com, Inc. (goodguys.com), and a warrant for an additional 29.9% exercisable only upon a change in control of goodguys.com or other defined liquidation event. Good Guys provides goodguys.com with trademark rights and an agreement to supply product on a cost plus expense reimbursement arrangement. For the period from acquisition through December 31, 2003, Good Guys recorded product sales of US$484 (thousands), and expense reimbursements of US$21 (thousands) for transactions with goodguys.com (equal to Ps.5,438 and Ps.236). CompUSA is currently negotiating with the owners of goodguys.com to purchase the stock of goodguys.com.

15. Foreign Currency Position and Transactions

a) At December 31, 2003 and 2002, US Commercial Corp individually foreign currency denominated assets were as follows:

	Foreign currency (in thousands)	
	2003	2002
Assets	**US$ 205**	US$ 46,827

15. Foreign Currency Position and Transactions (continued)

The prevailing exchange rate used to translate U.S. dollar denominated monetary assets at December 31, 2003 and 2003 was Ps. 11.23 and Ps.10.31 per U.S. dollar, respectively.

b) During the years ended December 31, 2003 and 2002, US Commercial Corp. had the following transactions denominated in U.S. dollars:

	U.S. dollars (in thousands)	
	2003	2002
Interest income	**US$ 1,641**	US$ 12,593
Interest expense		2,399
Other income, net	**1,301**	797
Expenses	**141**	130

16. Commitments and Contingencies

a) CompUSA leases equipment under leases that expire at various dates through 2008. CompUSA operates in facilities leased under non-cancelable capital and operating leases that expire at various dates through 2022, the majority of which contain renewal options and require the Company to pay a proportionate share of common area maintenance.

At December 31, 2003, future minimum rental payments under all leases with initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Capital Leases	Operating Leases
2004	Ps. 51,809	Ps. 1,613,388
2005	28,562	1,532,647
2006	25,303	1,463,792
2007	25,843	1,356,657
2008	24,472	1,274,837
Thereafter	361,957	4,889,593
Total minimum rental payments	517,946	Ps. 12,130,914
Less interest	288,327	
Present value of minimum rental payments	229,619	
Less current portion	28,584	
Capital lease obligations due after one year	Ps. 201,035	

Rental expense, net of rental income of US$0.6 million and US$3.3 million (equal to Ps.6,741 and Ps.37,774), was approximately US$118.2 million and US$119.3 million for the years ended December 31, 2003 and 2002, respectively (equal to Ps.1,328,095 and Ps.1,365,612, respectively).

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

16. Commitments and Contingencies (continued)

b) CompUSA had entered into an agreement with a telecommunications provider that required CompUSA to commit to a predetermined minimum amount of annual expenditures. CompUSA notified the telecommunications provider immediately before the start of the final year of the agreement that, effective October 31, 2003, CompUSA would be discontinuing its use of the services under the agreement and that CompUSA was relieved of its obligations under the agreement, because the provider materially breached the agreement. CompUSA believes that the provider's material breach of the agreement may entitle CompUSA to recover up to US$10 million (equal to Ps.112,360) in damages that CompUSA has suffered as a result of such material breach. The provider has asserted a claim that CompUSA owes it approximately US$8.4 million (equal to Ps.94,382) under the terms of the agreement. CompUSA is unable to predict the ultimate outcome of this dispute. If this dispute is not resolved amicably, CompUSA intends to prosecute its claims against provider and to vigorously defend against any claims brought by provider.

c) In January 2000, COC Services Ltd. (COC Services) filed a lawsuit against CompUSA Inc. (CompUSA) in the Dallas, Texas District Court, containing a number of contractual and civil liability claims against CompUSA arising from a letter of intent pertaining to franchises sold to retailers in Mexico. The lawsuit also specifies claims against other parties, including Grupo Carso, Sanborns and Mr. Carlos Slim Helú. COC Services is claiming payment of compensatory damages amounting to US$150 million by CompUSA as a result of noncompliance with the agreement, extracontractual interference with contract and possible contract and conspiracy claims amounting to US$2 million in damages for fraud, as well as punitive damages amounting to US$300 million. COC Services also demands payment of interest, legal expenses and court expenses.

The lawsuit was transferred to the Dallas, Texas 116 District Court, where it was tried by jury in January and February 2001. In February 2001, the jury found all the defendants liable for several of the claims filed, and ordered each of the defendants to pay compensatory and punitive damages. Compensatory punitive damages awarded to COC Services payable by the defendants are as follows: US$175 million by James Halpin, former President and Director General of CompUSA, US$94.5 million by CompUSA, US$ 67.5 million by Mr. Carlos Slim Helú, US$13.5 million by Grupo Carso and US$13.5 million by Sanborns. Based on those decisions, the defendants filed an appeal to the court involving a number of legal issues affecting the final award.

On May 18, 2001, the judge reduced the damages from US$454 million to US$121.5 million, for a total reduction of 73% of the verdict handed down against Grupo Carso, Sanborns, Mr. Carlos Slim Helú, CompUSA and the former Director General, Mr. James Halpin. The judge also eliminated jury decisions against CompUSA and Mr. James Halpin.

16. Commitments and Contingencies (continued)

Grupo Carso, Sanborns and Mr. Carlos Slim Helú have taken several actions in the procedure and have appealed that sentence in the Texas courts. The appeals are being processed, and there is no way of determining the possible result, although a bond has been posted to guarantee any payment resulting from the definitive resolution. Although a reduction was obtained in the original award, the parties intend to file appeals at all applicable levels as long as required in order to be reverse these awards.

Additionally, there is information to the effect that COC Services has filed an appeal in order to obtain awards more closely approximating the jury verdict, which would once again include CompUSA and Mr. Halpin. The appeals have been filed and arguments have been presented. At present, the parties are awaiting a decision by the Court of Appeals.

d) The Company is a defendant in a lawsuit file by R.R. Donnelley & Sons Co. in which the plaintiff contends that CompUSA breached a contract and committed fraud in connection with a contract between the parties for supply of printing services. *R.R Donnelley & Sons Co. v. CompUSA Inc. et. al;* No. 01CH 19020, pending in the Circuit Court of Cook County, Illinois. The plaintiff seeks to recover approximately US$8 million (equal to Ps.89,888) in damages, unspecified punitive damages, attorneys' fees, prejudgment interest and costs of the court. CompUSA motion to dismiss on the grounds of forum non conveniens has been denied, and the Company has exhausted its appeal of that ruling. This case is just entering the discovery phase at this time and, therefore, it is not possible to give an estimate of the possible loss or range of loss if the plaintiff was to prevail in this litigation. CompUSA believes the plaintiff's claims are without merit and intends to vigorously defend this action. If CompUSA does not reach a settlement with the plaintiff or is not successful in defense of its position, the Company's financial condition and results of operation could be adversely affected.

e) On April 4, 2000, the Lemelson Foundation filed a lawsuit against CompUSA alleging patent infringement relating to technology for scanning and reading bar codes. CompUSA filed an answer and counterclaim on October 2, 2000. This litigation has been stayed pending resolution of a related case. If CompUSA does not reach a settlement with the plaintiffs or is not successful in defense of their position, the Company's financial condition and results of operations could be adversely affected.

f) The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's consolidated financial statements of position or results of operations.

(Thousands of Mexican pesos with purchasing power

14. Income tax and Asset Tax

In Mexico

a) Income tax and asset tax

1) The companies constituted in Mexico are subject to payment of both corporate income tax and asset tax.

2) For the years ended December 31, 2003 and 2002, US Commercial Corp. reported a tax profit of Ps.58,165 (historical) and Ps.153,952 (historical). In 2002 US Commercial Corp. amortized prior-year tax losses by Ps,1,033 (historical). The statutory income tax rate for 2003 and 2002 was 34% and 35% respectively.

3) The asset tax is computed on the average restated value of most assets net of certain liabilities. Asset tax is payable only to the extent that it exceeds income tax. Asset tax of US Commercial Corp. for the years ended December 31, 2003 and 2002 was Ps.2,217 and Ps.4,381 (historical) respectively.

At December 31, 2003, the balance of the "Restated contributed capital account" (CUCA), and the "Net tax profit account" (CUFIN) and "net reinvested tax profit" (CUFINRE) was Ps.3,460,154, and Ps.3,317,302, respectively.

4) An analysis of the effects of temporary differences that give rise to deferred tax liabilities is as follows:

	2003	2002
Unrealized gains in Mexico		Ps. 7,181
Accrued liabilities	**Ps.(11)**	
	Ps.(11)	Ps. 7,181

In December 2003, deferred assert tax is included under the caption Other assets, net.

In U.S.

CompUSA has recorded a valuation allowance for the estimated amount of deferred tax assets that may not be realized. A portion of the valuation allowance relates to tax losses derived from purchases. The net operating loss carryforwards of approximately US$ 414 million (equal to Ps. 4,651,704) will begin to expire in 2016 but can be used through 2023.

CompUSA was acquired on February 27, 2000, resulting in a change of ownership as defined by Section 382 of the United States Internal Revenue Code. Accordingly, utilization of the net operating loss will be subject to annual limitations of US$ 51.9 million.

14. Income tax and Asset Tax (continued)

As discussed in Note 3, CompUSA acquired Good Guys in December 2003. Due to the change of ownership as defined by Section 382 of the Internal Revenue Code, the acquired net operating loss carryforwards of US$119 million (equal to Ps.1,337,084) will be subject to annual limitations of US$2.6 million (equal to Ps.29,214). As a result, US$66 million (equal to Ps.741,576)of net operating loss carryforwards will not be utilized.